[MasterCard Letterhead]

VIA EDGAR

April 2, 2014

Mr. Patrick Gilmore

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Gilmore:

MasterCard Incorporated (“MasterCard” or “Company”) is submitting the following responses to your letter dated March 20, 2014 regarding the Securities and Exchange Commission Staff’s review of MasterCard’s Form 10-K for the Fiscal Year Ended December 31, 2013 filed on February 14, 2014. To assist your review, we have retyped the text of the Staff’s comments in italics below.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

General

1.	We note in your fourth quarter 2013 earnings call on January 31, 2014 that in 2012 you lost a portion of Chase’s consumer credit portfolio and that you are expecting the migration of these cards to have an impact in 2014. While we note from the earnings call you cannot quantify the impact on future revenues, please tell us what consideration was given to including information related to this migration in either your MD&A discussion or a risk factor, as well as disclosing how material the amount of revenue generated from this portfolio has been in the past, in order to provide investors with a better sense of the potential impact on your results of operations in the future. We refer to you Section III.B of SEC Release No. 33-8350.

The Company respectfully advises the Staff that prior to filing of the Company’s Annual Report on Form 10-K (“Form 10-K”), the Company performed a comprehensive analysis of the estimated impact of the loss of the Chase consumer credit portfolio. This analysis included, among other procedures, specific consideration by the Company’s Disclosure Committee of this loss on the Company’s MD&A and risk factor disclosure requirements. Based on the Company’s analysis, the Company determined that the loss of the Chase consumer credit portfolio was not reasonably likely to have a material

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impact on the Company’s results of operations, or to otherwise cause its reported financial information not to be indicative of future operating performance or of future financial condition. As a result, the Company concluded that separate disclosure in MD&A was not warranted. The Company also similarly determined that the loss of the Chase consumer credit portfolio did not pose a material risk to the Company.

The Company supplementally advises the Staff that it had previously made public a forecasted long-term range for the annual growth rate of its net revenue for the years 2013 to 2015 of 11 to 14 percent. As of the filing of the Company’s Form 10-K, the Company had not changed this range as a result of the loss of the Chase consumer credit portfolio. The comments made by the Company during the fourth quarter 2013 earnings call were meant to provide additional clarity regarding its previous forecast and convey that the Company expects the impact of the loss of the Chase consumer credit portfolio, among other positive and negative factors, to result in net revenue growth during 2014 at the lower-end of that previously disclosed range.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Significant Accounting Policies

Revenue Recognition, page 56

2.	We note from your disclosure on page 35 that you provide other payment-related products and services, including consulting and research services, which are recorded in other revenue. Please tell us whether any of these services are provided as part of a multiple element arrangement. For example, the table summarizing the primary drivers of net revenue growth on page 36 indicates that the growth for Domestic Assessments was negatively impacted by the allocation of revenue to service deliverables which are recorded in other revenue when services are performed. Please advise.

Certain of the Company’s consulting and research services are performed as part of multiple element arrangements. Revenue has been allocated to these deliverables consistent with the guidance in ASC 605-25, but historically has represented an insignificant portion of the Company’s total annual net revenue. As noted on page 36, one of the drivers negatively impacting the Domestic Assessments growth rate was the year-over-year increase in consulting and research services as part of multiple element arrangements (as opposed to stand-alone arrangements). However, while the growth in the amount of these services negatively impacted the Domestic Assessments growth rate, the nominal amount of these services included in multiple element arrangements continues to be insignificant. Therefore, given the insignificance of these activities to the Company’s overall net revenue, the Company determined that disclosure of our accounting policy for multiple element arrangements was not warranted. If these activities become more than insignificant, the Company will disclose its revenue

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recognition policy pertaining to multiple element arrangements in Note 1 to the consolidated financial statements.

3.	Your disclosure on page 72 states that the Company reduced the 2013 expected return on plan assets assumption from 6% to 5%, while your table indicates that you used 3.29% for the weighted average expected return on plan assets. Please reconcile the disparity in these rates.

Prior to 2013, the Company had one material defined benefit plan (defined in Note 11 as the “Qualified Plan”). The disclosures in the narrative compare the expected return in 2013 of 5% to the 2012 expected return of 6% for the Qualified Plan only. The 2013 disclosure includes additional international plans, resulting from contractual changes that became effective on January 1, 2013. These plans are noted on page 69 and referred to, collectively with the Qualified Plan, as “Pension Plans”. The 2013 disclosures in the table represent a weighted average calculation of the expected returns for all Pension Plans.

4.	We note your disclosure at the beginning of this footnote that “except as discussed below” it is not possible to determine the probability of loss or estimate of damages and that you do not believe the outcome of any existing legal or regulatory proceedings will have material adverse effect on your results of operations, financial condition or overall business. However, for the specific legal and regulatory proceedings discussed in this footnote, you do not disclose an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. Note that if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

The Company acknowledges the Staff’s comment and advises the Staff that future periodic filings will disclose an estimate of additional loss, or range of loss or a statement that such an estimate cannot be made.

In response to your letter, the Company also acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please do not hesitate to call me at (914) 249-5222 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Andrea Forster
Andrea Forster Corporate Controller and
Principal Accounting Officer

cc:	Eiko Yaoita Pyles, Securities and Exchange Commission

Martina Hund-Mejean, Chief Financial Officer